SAM INCORPORATED
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Food Sales	231,347.02
Total Income	231,347.02
Cost of Goods Sold	
Beg Inventory.	8,380.00
Ending Inventory	-10,500.00
Purchases	94,976.17
Restaurant Supplies	13,691.70
Total COGS	106,547.87
Gross Profit	124,799.15
Expense	
Advertising and Promotion	13,704.81
Automobile	34,094.19
Bank Service Charges	752.21
Credit Card Discount	2,786.30
Depreciation Expense	4,542.00
Due & Subscription	1,699.00
Finance Charge	3,389.47
Garbage	4,216.09
Insurance Expense	14,024.28
Interest Expense	58,536.43
Janitorial	925.00
Meals & Entertainment	7,947.65
Office Expense	13,746.40
Office Supplies	2,021.61
Outside Service	14,942.07
Parking and Toll	2,435.95
Payroll Expenses	
Compensation of Officer	71,300.00
Salaries and Wages	248,052.84
Total Payroll Expenses	319,352.84
Pest Control	1,563.03
Professional Fees	24,446.00
Rent Expense	73,903.80
Repairs and Maintenance	7,720.52
Sales Tax Expense	21,456.00
Tax and License	
Business Licenses and Permits	5,909.68
Payroll Tax Expense	27,586.63
State Corporation Tax	800.00
Total Tax and License	34,296.31
Telephone Expense	8,164.25
Transportation Expense	497.83
Travel Expense	2,924.70
Utilities	29,723.72
Total Expense	703,812.46
Net Ordinary Income	-579,013.31
Other Income/Expense	
Other Income	
Interest Income	44.74
Misc Income	575.00

SAM INCORPORATED
Profit & Loss
January through December 2022

	Jan - Dec 22
Other Grants	780.00
Total Other Income	1,399.74
Other Expense	
Donation	2,500.00
Total Other Expense	2,500.00
Net Other Income	-1,100.26
Net Income	**-580,113.57**

SAM INCORPORATED
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	913,239.23
Other Current Assets	
Food Inventory	10,500.00
Total Other Current Assets	10,500.00
Total Current Assets	923,739.23
Fixed Assets	
Company Vehicle	
2015 Basis	41,934.00
2018 Basis	10,000.00
Acc. Dep.	-36,897.00
Total Company Vehicle	15,037.00
Furniture, Fixture & Equipment	
2015 Basis	98,487.00
Acc. Dep.	-98,487.00
Total Furniture, Fixture & Equipment	0.00
Leasehold Improvements	
2015 Basis	27,793.00
2017 Basis	31,948.42
Acc. Dep.	-35,350.00
Total Leasehold Improvements	24,391.42
Machinery and Equipment	
2015 Basis	44,782.00
Acc. Dep.	-44,782.00
Total Machinery and Equipment	0.00
Total Fixed Assets	39,428.42
Other Assets	
Covenant Not to Compete	
2015 Basis	15,000.00
Acc. Amor.	-15,000.00
Total Covenant Not to Compete	0.00
Goodwill	
2015 Basis	25,000.00
Acc. Amor.	-25,000.00
Total Goodwill	0.00
Loan to KPP INC	265,370.34
Loan to Winefornia Inc	30,000.00
Total Other Assets	295,370.34
TOTAL ASSETS	**1,258,537.99**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	

SAM INCORPORATED
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Credit Cards	46,361.98
Other Current Liabilities	
Payroll Liabilities	881.89
Sales Tax Payable	2,406.96
Total Other Current Liabilities	3,288.85
Total Current Liabilities	49,650.83
Long Term Liabilities	
Loan Payable	1,388,687.68
Total Long Term Liabilities	1,388,687.68
Total Liabilities	1,438,338.51
Equity	
Capital Stock	500.00
Retained Earnings	1,086,685.77
Shareholder Distributions	-686,872.72
Net Income	-580,113.57
Total Equity	-179,800.52
TOTAL LIABILITIES & EQUITY	1,258,537.99

SAM INCORPORATED
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-580,113.57
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Food Inventory	-2,120.00
Capital One Spark 5722	13,857.02
Chase CC 6183	16,508.42
WF BusinessLine 1354	9,517.41
WF CC 4162	4.00
WF CC 4170	6,529.87
Payroll Liabilities:FICA	-238.04
Payroll Liabilities:FUTA	106.79
Payroll Liabilities:State	-53.71
Sales Tax Payable	2,488.00
Net cash provided by Operating Activities	-533,513.81
INVESTING ACTIVITIES	
Company Vehicle:Acc. Dep.	1,580.00
Leasehold Improvements:2023 Basis	-449,548.88
Leasehold Improvements:Acc. Dep.	2,962.00
Machinery and Equipment:2023 Basis	-54,160.10
Loan to Winefornia Inc	-30,000.00
Net cash provided by Investing Activities	-529,166.98
FINANCING ACTIVITIES	
Loan Payable:Golden Pacific Ban	-63,511.28
Loan Payable:SBA EIDL	499,111.17
Loan Payable:SEACC Microloan F23	-9,551.77
Loan Payable:SEACC Microloan H05	50,333.33
Shareholder Distributions	369,916.15
Shareholder Distributions:Winefornia	-408,672.64
Net cash provided by Financing Activities	437,624.96
Net cash increase for period	-625,055.83
Cash at beginning of period	769,099.06
Cash at end of period	**144,043.23**